Filed by Equitex, Inc. Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  iGames Entertainment, Inc.
                                                  Commission File No.: 000-49723

                                                                            NEWS
                                                           FOR IMMEDIATE RELEASE

November 12, 2003


FOR FURTHER INFORMATION CONTACT:
Thomas B. Olson, Secretary
(303) 796-8940


    EQUITEX ACCEPTS OFFER FROM iGAMES ENTERTAINMENT, INC. FOR THE SALE OF ITS
                            CHEX SERVICES SUBSIDIARY

Englewood, Colorado & Palm Beach Gardens, Florida - Equitex, Inc. (NASDAQ: EQTX) announced today that its board of directors, after extensive deliberations and consultation with its financial advisor, has determined that the unsolicited offer received from iGames Entertainment, Inc. of Las Vegas, Nevada ("iGames") for the purchase of Equitex's wholly-owned subsidiary, Chex Services, Inc. ("Chex"), is a higher and better offer for the Equitex stockholders than the transactions contemplated by the previously announced agreement with Cash Systems, Inc. Equitex therefore has executed a definitive agreement for the sale of Chex Services to iGames.

Among other terms, the iGames agreement calls for iGames to issue to Equitex, in exchange for all of the outstanding common stock of Chex Services, at least 62.5% of the issued and outstanding shares of iGames common stock having a value of no less than $63 million upon distribution. The shares to be received will follow the closing of iGames' previously announced merger with Money Centers of America. In addition, the agreement calls for a $780,000 two year agreement between iGames and Denaris, Equitex's stored value card subsidiary, to provide various services.

As part of the agreement, Equitex will distribute to its stockholders, following necessary stockholder and regulatory approval, and after consideration of applicable expenses, that number of shares of iGames common stock required for Equitex to hold less than ten percent of iGames outstanding common stock following the transaction.

Closing of this transaction is subject to certain requirements including necessary stockholder approval, closing of iGames' merger with Money Centers of America, completion of final documentation, due diligence and other customary pre-closing conditions.

At this time, the Equitex board of directors intends to place both of the transactions before its stockholders and recommend that its stockholders approve the iGames transaction.

This press release does not constitute an offer of any securities for sale.

Equitex, Inc. is a holding company operating through its wholly owned subsidiary Chex Services of Minnetonka, Minnesota, as well as its majority owned subsidiary Denaris Corporation. Chex Services provides comprehensive cash access services to casinos and other gaming facilities. Denaris was formed to provide stored value card services.
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The statements included in this press release concerning predictions of economic performance and management's plans and objectives constitute forward- looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, factors detailed in Equitex's Securities and Exchange Commission filings; completion of due diligence, shareholder approval, regulatory approvals and certain other pre-closing conditions for all incomplete merger or acquisition transactions; economic downturns affecting the operations of Equitex, its subsidiaries or companies proposed for merger or acquisition;
the termination of previously announced acquisitions; delays or the inability to obtain regulatory approvals for previously announced acquisitions; the inability to initiate or complete any contemplated restructuring, offering, acquisition, disposition or other transaction; adverse financial performance by Equitex or any of its subsidiaries; failure to obtain or maintain regulatory approval for products and services offered by Equitex or its subsidiaries; the inability to collect amounts due to Equitex from the FDIC or Net First National Bank; adverse equity market conditions and declines in the value of Equitex common stock; and the unavailability of financing to complete management's plans and objectives. The forward-looking statements contained in this press release speak only as of the date hereof and Equitex disclaims any intent or obligation to update these forward-looking statements.
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